UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Phoenix Interests, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

885402107

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 885402107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Augustine Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 68,461,996

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 68,461,996

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,461,996

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.75%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 885402107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Augustine Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 68,461,996

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 68,461,996

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,461,996

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.75%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 885402107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) J&B Associates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 68,461,996

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 68,461,996

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,461,996

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.75%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 885402107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John T. Porter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 68,461,996

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 68,461,996

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,461,996

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.75%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 885402107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brian D. Porter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 68,461,996

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 68,461,996

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,461,996

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.75%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 885402107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas F. Duszynski

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 68,461,996

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 68,461,996

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,461,996

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.75%

12.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 (the “Amendment”) amends the Schedule 13G originally filed on February 22, 2002 (the “Schedule 13G”) and is filed with respect to the common stock of Phoenix Interests, Inc., a corporation organized under the laws of the state of Nevada.

Item 4.	Ownership

Augustine Fund, L.P. (“Augustine”) may be deemed to share power to vote and dispose of the shares owned of record with its general partner Augustine Capital Management (“Augustine Capital”) and with the controlling members, directors and officers of Augustine Capital, all of whom are John T. Porter, Brian D. Porter and Thomas F. Duszynski.  J&B Associates (“J&B”) may be deemed to share power to vote and dispose of the shares owned of record with its controlling partners, all of whom are Brain D. Porter and John T. Porter.  Shares owned of record by Augustine or J&B may be deemed to be beneficially owned by any or all of Augustine, Augustine Capital, J&B, John T. Porter, Brian D. Porter and Thomas F. Duszynski (collectively, the “Group Members”).

	(a)	Amount beneficially owned: The Group Members beneficially own 68,461,996 shares of the Common Stock
	(b)	Percent of class: The Group Members beneficially own 5.75%.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 68,461,996
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 68,461,996

Item 8.	Identification and Classification of Members of the Group
See Attached Exhibit A - Joint Filing Agreement

Item 10.	Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose and effect.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008

AUGUSTINE FUND, L.P.

By: AUGUSTINE CAPITAL MANAGEMENT, LLC
General Partner

	By:	/s/ John T. Porter
John T. Porter, President

By: AUGUSTINE CAPITAL MANAGEMENT, LLC

	By:	/s/ John T. Porter
John T. Porter, President

By: J&B ASSOCIATES

	By:	/s/ John T. Porter
John T. Porter, General Partner

/s/ John T. Porter
John T. Porter

/s/ Brain D. Porter
Brian D. Porter

/s/ Thomas F. Duszynski
Thomas F. Duszynski

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13-d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13G to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date: February 13, 2008

AUGUSTINE FUND, L.P.

By: AUGUSTINE CAPITAL MANAGEMENT, LLC
General Partner

	By:	/s/ John T. Porter
John T. Porter, President

By: AUGUSTINE CAPITAL MANAGEMENT, LLC

	By:	/s/ John T. Porter
John T. Porter, President

By: J&B ASSOCIATES

	By:	/s/ John T. Porter
John T. Porter, General Partner

/s/ John T. Porter
John T. Porter

/s/ Brain D. Porter
Brian D. Porter

/s/ Thomas F. Duszynski
Thomas F. Duszynski